EXHIBIT 99.1

eFuture Holding Inc. Announces Receipt of NASDAQ Non-Compliance Letter

BEIJING, Jan. 29, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (NASDAQ:EFUT) (“eFuture” or the “Company”), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries today announced that it received a letter from the Listing Qualifications Department of The NASDAQ Stock Market, on January 27, 2016 (the “Letter”),  informing the Company of its non compliance of NASDAQ’s audit committee composition requirement set forth in NASDAQ Listing Rules 5605(c)(2)(A), which requires that an audit committee have at least three members, each of whom is independent. The reason for the non compliance resulted from the incumbent director and member of the audit committee, Roy Zhou, was not re-elected to the Company’s board at its 2015 annual meeting held on December 31, 2015.  The Letter does not result in the immediate delisting of the Company’s common stock, and the stock will continue to trade uninterrupted under its current trading symbol.

As stated in the Letter, pursuant to Listing Rules 5605(c)(4), the Company has a cure period in order to regain compliance, as follows:

  Until the earlier of the Company’s next annual shareholders’ meeting or December 31, 2016; or
  If the next annual shareholders’ meeting is held before June 28, 2016, then the Company evidence compliance no later than June 28, 2016.

The Company must submit to NASDAQ documentation, including biographies of any new directors, evidencing compliance with the rules no later than this date. In the event the Company does not regain compliance by this date, the Company could be delisted.

The Company plans to regain compliance and meet the independent director Audit Committee requirement by holding an extraordinary general meeting of shareholders in the first quarter which is presently being planned.  At this meeting it is anticipated that at least one independent director will be elected who will become a member of the Audit Committee, and the Company will regain compliance.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (NASDAQ:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about eFuture’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the eFuture’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; eFuture’s ability to control expenses and maintain profit margins; eFuture’s ability to hire, train and retain qualified managerial and other employees; eFuture’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with eFuture; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of January 29, 2016, and eFuture undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

For investor and media inquiries, please contact:

eFuture Holding Inc.

Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 5293 7699
ir@e-future.com.cn